# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Truworths International Ltd/ADR, CIK 0001598347
CUSIP: ZAE000028296
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1 CHASE MANHATTAN PLAZA, FLOOR 58, NEW YORK, New York (NY), 10005
Date of event which requires filing of this statement: 06/04/2025
Filed by CIK 0000928785
Persons authorized to receive notices and communications: Malcolm Ryan, 30 Baker Street, Rosebank, Johannesburg, South Africa (T3), 2196, 27114154424

## Reporting persons
- STANDARD BANK OF SOUTH AFRICA LTD (CIK 0000928785): type of reporting person: bank (BK), broker-dealer (BD); citizenship or place of organization: South Africa (T3); member of a group; source of funds: other (OO); sole voting power 18,730,575; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 18,730,575 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Truworths International Ltd/ADR
Address of issuer's principal executive offices: 1 CHASE MANHATTAN PLAZA, FLOOR 58, NEW YORK, New York (NY), 10005

## Item 2. Identity and Background
Name of person filing: Malcolm Ryan
Residence or business address: 30 Baker Street, Rosebank, Johannesburg, South Africa, 20196
Present principal occupation or employment:
Occupation: Compliance Officer
Address: 30 Baker Street, Rosebank, Johannesburg, South Africa, 20196
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: South African

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Standard Bank Group is a licensed Bank in South Africa and has a broker dealer and investment management subsidiaries. As part of its trading, hedging and investment strategies, it may hold Proprietary positions on equity shares which meets the requirements for a 13D disclosure to be submitted.

## Item 4. Purpose of Transaction
Purpose of transaction: Standard Bank Group is a licensed Bank in South Africa and has a broker dealer and investment management subsidiaries. As part of its trading, hedging and investment strategies, it may hold Proprietary positions on equity shares which meets the requirements for a 13D disclosure to be submitted.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 18,730,575
Percentage: 5%
Number of shares as to which each person has sole or shared power to vote or dispose: Standard Bank: 18,730,575
Transactions in the class effected during the past sixty days:
identity of the person covered by Item 5(c) who effected the transaction: Standard Bank date of transaction: 04 June 2025

amount of securities involved: 18,730,575

Where and how the transaction was effected - The trades were executed on the Johannesburg Stock Exchange (JSE)

The Standard Bank of South Africa is
A registered bank in terms of the Banks Act, 94 of 1990
A licensed FSP registered with the Financial Services Conduct Authority License number 1128),
An authorised user and member of Johannesburg Stock Exchange JSE Alpha Code STD and
An authorised Over The Counter Derivatives Provider ODP as approved by the Financial Services Conduct Authority
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Standard Bank of South Africa is
A registered bank in terms of the Banks Act, 94 of 1990
A licensed FSP registered with the Financial Services Conduct Authority License number 1128),
An authorised user and member of Johannesburg Stock Exchange JSE Alpha Code STD and
An authorised Over The Counter Derivatives Provider ODP as approved by the Financial Services Conduct Authority

SBG Securities (Pty) Ltd is a subsidiary of Standard Bank and is the equity broker for the Group. SBG Securities Proprietary Limited (company registration number 1972/008305/07) (SBG Sec) is a subsidiary of Standard Bank Group Limited (company registration number 1969/017128/06) and is an authorised user and member of JSE Limited (company registration number 2005/022939/06) t/a The Johannesburg Stock Exchange (JSE) and an authorised user and approved broker of A2X Proprietary Limited (company registration number 2014/147138/07) (A2X). The JSE and A2X are licensed exchanges in terms of the Financial Markets Act, 19 of 2012, as amended (FMA). SBG Sec is also a licensed financial services provider in terms of the FMA and provides certain securities services as defined and contemplated in the FMA. In addition to the securities services traditionally provided as authorised user or broker dealer, SBG Sec may also provide securities services in the nature of investment and custody services and research

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- STANDARD BANK OF SOUTH AFRICA LTD: M.Ryan, Malcolm Ryan - Compliance Officer (06/05/2025)